UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 19, 2018

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
+55 11 3709 2300
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 19, 2018, Estre Ambiental, Inc. (the “Company”) announced that the Company’s Chief Financial Officer, Fabio D’Avila, has resigned to pursue other personal objectives. The Company has appointed Felipe Rodrigues, the Company’s current Controller, to act as the Interim Chief Financial Officer, during the process to appoint a successor. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC

Date: November 19, 2018	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer